                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*
                             Multi-Color Corporation
                                (Name of Issuer)


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                                  Common Stock
                         (Title of Class of Securities)

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                                   625383 10 4
                                 (CUSIP Number)

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                                  March 6, 2003
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]   Rule 13d-1(b)

       [X]   Rule 13d-1(c)

       [ ]   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 9 Pages


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Patrick J. Weschler*


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]  (b) [ ]
         (See Instructions)

         N/A (See Note 2)

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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                                5.       SOLE VOTING POWER
      NUMBER OF                          0*
        SHARES          --------------------------------------------------------
    BENEFICIALLY
       OWNED BY                 6.       SHARED VOTING POWER
         EACH                            742,956*
     REPORTING          --------------------------------------------------------
        PERSON
       WITH                     7.       SOLE DISPOSITIVE POWER
                                         0*
                        --------------------------------------------------------

                                8.       SHARED DISPOSITIVE POWER
                                         742,956*

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         742,956*


                               Page 2 of 9 Pages

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                [ ]

             N/A
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.6%

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12.      TYPE OF REPORTING PERSON*

         IN

*See Note 1.
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                               Page 3 of 9 Pages


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Robert P. Drew*


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]  (b) [ ]
         (See Instructions)

         N/A

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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                              5.       SOLE VOTING POWER
    NUMBER OF                          0*
      SHARES          ----------------------------------------------------------
  BENEFICIALLY
     OWNED BY                 6.       SHARED VOTING POWER
       EACH                            742,956*
   REPORTING          ----------------------------------------------------------
      PERSON
     WITH                     7.       SOLE DISPOSITIVE POWER
                                       0*
                      ----------------------------------------------------------

                              8.       SHARED DISPOSITIVE POWER
                                       742,956*
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         742,956*

                               Page 4 of 9 Pages

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

             N/A
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.6%

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12.      TYPE OF REPORTING PERSON*

         IN

*See Note 1.


Note 1. On March 12, 2003, each of the filing persons was qualified as a Co-Executor of the Estate of Burton D. Morgan (the "Estate"). The Estate, due to Mr. Burton D. Morgan's death on March 6, 2003, acquired by operation of law 742,956 shares of Common Stock of Multi Color Corporation. As a Co-Executor, the filing person was deemed to have acquired the beneficial ownership of the Common Stock that are owned by the Estate. The filing persons share voting and dispositive power over the 742,956 shares held by the Estate and disclaim beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

Note 2. Each of the filing persons disclaims membership in a group. However, according to Instruction (2) for Schedule 13G Cover Page, it is not necessary to check row 2(b) when the filing is a joint filing pursuant to Rule 13d-1(k)(1). Please see attached Exhibit A.

                               Page 5 of 9 Pages

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item     1(a)     Name of Issuer:   Multi-Color Corporation

         1(b)     Address of Issuer's Principal Executive Office:

                  425 Walnut Street, Suite 1300
                  Cincinnati, Ohio  45202

         2(a)     Name of Person Filing:

                  Patrick J. Weschler
                  Robert P. Drew

         2(b)     Address of Principal Business Office or, if none, Residence:

                  Patrick J. Weschler
                  Buckingham Doolittle & Burroughs, LLP
                  50 S. Main Street
                  Akron, Ohio 44309-1500

                  Robert P. Drew
                  10 West Streetsboro Street
                  Hudson, Ohio  44236

         2(c)     Citizenship:

                  United States of America

         2(d)     Title of Class of Securities:

                  Common Stock, with no par value.

         2(e)     CUSIP No.:        625383 10 4

         3.       Type of Person Filing:

                  N/A

         4.       Ownership:

                  (a)  Amount Beneficially Owned: 742,956
                  (b)  Percent of Class: 19.6%


                               Page 6 of 9 Pages

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                  (c)  Number of shares to which the person has:

                       (i) sole power to vote or to direct the vote:                   0
                       (ii) shared power to vote or to direct the vote:                742,956
                       (iii) sole power to dispose or to direct the deposition of:     0
                       (iv) shared power to dispose or to direct the disposition of :  742,956.

         5.       Ownership of 5% or less of class:

                  N/A

         6.       Ownership of more than 5% on behalf of another person:

                  N/A

         7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company:

                  N/A

         8.       Identification and classification of members of the group:

                  N/A

         9.       Notice of dissolution of group:

                  N/A

         10.      Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

                                        Date:  March 14, 2003

                                        By:  /s/ Patrick J. Weschler
                                        ----------------------------
                                        Name: Patrick J. Weschler


                               Page 7 of 9 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

                                         Date: March 14, 2003

                                         By: /s/ Robert P. Drew
                                         ----------------------
                                         Name:    Robert P. Drew




                               Page 8 of 9 Pages


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Exhibit A

Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     Each of the undersigned hereby agrees to be included in the filing of the
Schedule 13G, dated March 14, 2003, with respect to the Common Stocks of Multi-Color Corporation, beneficially owned by the Estate of Burton D. Morgan.


                                        Dated March 14, 2003


                                        By: /s/ Patrick J. Weschler
                                            ----------------------------------
                                            Patrick J. Weschler, Co-Executor


                                        By: /s/ Robert P. Drew
                                            ----------------------------------
                                            Robert P. Drew, Co-Executor





                               Page 9 of 9 Pages